Management's Discussion and Analysis

For The Three Months Ended March 31, 2025

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended March 31, 2025 ("Q1 2025") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2024 and (iii) the MD&A for the year ended December 31, 2024. Note references in the following discussion refer to the note disclosures contained in the Q1 2025 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q1 2024" refer to the quarter ended March 31, 2024.

The unaudited condensed interim consolidated financial statements and related notes of Largo have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through May 13, 2025, unless otherwise indicated. References to "the date of this MD&A" mean May 13, 2025. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURE® and VPURE+® products, which are sourced from the Company's Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defence, chemical and energy storage sectors. Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a venture with Stryten Energy that is initially focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

Q1 2025 Highlights

• The Company recorded a net loss before tax of $11,821 for Q1 2025 (Q1 2024 - $18,313) and a net loss of $9,205 (Q1 2024 - $13,006).

• The Company's Maracás Menchen Mine produced 1,297 tonnes of vanadium pentoxide ("V2O5") equivalent in Q1 2025. The Company had sales of 2,066 tonnes of V2O5 equivalent (including 158 tonnes of purchased products).

• In Q1 2025, the Company extended the term of its R$50,000 facility for a further 120 days with no change in the interest rate.

• On January 31, 2025 (the "Closing Date"), the Company and affiliates of Stryten Energy LLC ("Stryten") closed the previously disclosed transaction to establish Storion Energy LLC ("Storion").

Significant Events and Transactions Subsequent to Q1 2025

• In May 2025, the Company extended the term of its R$50,000 working capital facility (note 10) for a further 120 days with no change in the interest rate. In addition, the Company extended the due date of the first principal payment on its September 2023 facility (note 10) from May until August 2025.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 1

• Subsequent to March 31, 2025, the Company signed a letter of intent for a revolving credit facility of up to $10,000 for the factoring of approved receivables. Under the terms of this agreement, the lender is entitled to a hold-back of $1,000, which can be settled through applying a hold-back equal to 10% of the factored invoices. In addition, the lender will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices. Subject to lender approval, the facility limit may increase based on performance and approved receivables. Any loan or other extension of credit granted is subject to the successful completion of due diligence procedures and definitive loan documents and the lender reserves the right to approve or deny the loan in its sole discretion.

Q1 2025 Summary

Financial

	Three months ended
	March 31,	March 31,
	2025	2024	Movement
Revenues	$28,235	$42,187	$(13,952)	(33%)

Operating costs	(42,477)	(49,707)	7,230	(15%)
Direct mine and production costs	(15,593)	(29,939)	14,346	(48%)
Professional, consulting and management fees	(3,476)	(4,214)	738	(18%)
Foreign exchange gain (loss)	5,791	(911)	6,702	(736%)
Other general and administrative expenses	(1,650)	(2,607)	957	(37%)
Share-based payments	(110)	(290)	180	(62%)
Finance costs	(2,151)	(1,812)	(339)	19%
Interest income	121	306	(185)	(60%)
Technology start-up costs	(130)	(736)	606	(82%)
Write down of vanadium assets	(267)	114	(381)	(334%)
Exploration and evaluation costs	(44)	(643)	599	(93%)
Gain on disposal of interest in subsidiary	5,179	-	5,179	100%
Share of net loss from investment in associate	(842)	-	(842)	(100%)
	(40,056)	(60,500)	20,444	(34%)
Net loss before tax	$(11,821)	$(18,313)	$6,492	(35%)
Income tax expense	(50)	(22)	(28)	127%
Deferred income tax recovery	2,666	5,329	(2,663)	(50%)
Net loss	$(9,205)	$(13,006)	$3,801	(29%)

Unrealized gain (loss) on foreign currency translation	8,204	(5,684)	13,888	(244%)
Comprehensive loss	$(1,001)	$(18,690)	$17,689	(95%)

Basic loss per share (note 13)	$(0.14)	$(0.20)	$0.06	(30%)
Diluted loss per share (note 13)	$(0.14)	$(0.20)	$0.06	(30%)

Adjusted EBITDA[1]	$(2,774)	$(2,425)	$(349)	14%
Mining Operations Adjusted EBITDA[1]	$(697)	$250	$(947)	(379%)

Cash used before working capital items (operating activities)	$(8,492)	$(3,188)	$(5,304)	166%
Net cash (used in) provided by operating activities	(5,612)	14,826	(20,438)	(138%)
Net cash used in financing activities	(1,330)	(1,375)	45	(3%)
Net cash used in investing activities	(7,685)	(10,196)	2,511	(25%)
Net change in cash	$(13,661)	$2,942	$(16,603)	(564%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The movements in the discussion below refer to those shown in the previous table.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 2

• The Company recorded a net loss of $9,205 in Q1 2025, compared with a net loss of $13,006 in Q1 2024. This movement was primarily due to the gain on disposal of interest in subsidiary of $5,179, a 736% increase in foreign exchange gain, a 15% decrease in operating costs, an 18% decrease in professional, consulting and management fees and an 82% decrease in technology start-up costs, partially offset by a 33% decrease in revenues and a 19% increase in finance costs and the share of net loss from investment in associate of $842 .

Commercial

• In Q1 2025, the Company sold 2,066 tonnes of V2O5 equivalent (Q1 2024 - 2,765 tonnes), including 158 tonnes of purchased products (Q1 2024 - 156 tonnes). Produced V2O5 equivalent pounds sold decreased, with 4,206 (000s lb) sold in Q1 2025, as compared with 5,753 (000s lb) in Q1 2024.

• In Q1 2025, the Company also sold 8,647 tonnes of ilmenite (Q1 2024 - 513 tonnes).

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

			March 31,	March 31,
			2025	2024	Movement
Europe (per lb)	-	Three months ended	$5.26	$6.44	(18)%
	-	As at	$5.08	$6.25	(19)%

FeV Europe (per kg)	-	Three months ended	$24.26	$27.96	(13)%
	-	As at	$24.25	$27.05	(10)%

• U.S. FeV pricing has experienced recent improvements, with prices rising 9% since the start of 2025, primarily driven by buying interest amid recent geopolitical developments and policy shifts impacting supply dynamics.

• Vanadium prices continued to face downward pressure in European and Chinese markets, primarily driven by reduced demand from the steel and infrastructure sectors and persistent oversupply from Chinese and Russian producers. The aerospace sector is projected to see increased demand, particularly in the second half of 2025.

• In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The Company is committed to the purchase of 454 tonnes of V2O5 they produce in 2025.

• In connection with the closing of the Storion transaction, the Company amended its Safekeeping and Supply Agreements with Largo Physical Vanadium Corp. ("LPV") and assigned its Safekeeping Agreement to Storion; the Company and Storion have also entered into a separate supply agreement, granting Storion a right of first offer for vanadium products.

• Subsequent to Q1 2025, sales in April 2025 were 608 tonnes of V2O5 equivalent and 1,914 tonnes of ilmenite.

• During Q1 2025, the Company recognized revenues from vanadium sales of $27,497 (Q1 2024 - $42,118) from sales of 2,066 tonnes of V2O5 equivalent (Q1 2024 - 2,765 tonnes) and revenues from ilmenite sales of $738 (Q1 2024 - $69). Of the total revenues, $23,516 is related to the Sales & trading segment, $3,898 is related to the Mine properties segment and $821 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 3

	Three months ended
	March 31,	March 31,
	2025	2024
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$5.73	$6.93
- Purchased material	$-	$5.61
- Total	$5.73	$6.85
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$7.85	$9.29
FeV revenues per kg of FeV sold[1,2]
- Produced material	$20.40	$21.53
- Purchased material	$22.44	$21.96
- Total	$20.72	$21.56
Revenues per pound sold[1,2]	$6.04	$6.91

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $42,477 in Q1 2025 (Q1 2024 - $49,707) include direct mine and production costs of $15,593 (Q1 2024 - $29,939), conversion costs of $2,991 (Q1 2024 - $2,023), product acquisition costs of $2,357 (Q1 2024 - $2,050), royalties of $1,072 (Q1 2024 - $1,673), distribution costs of $1,577 (Q1 2024 - $1,818), vanadium materials write-down of $11,216 (Q1 2024 - $4,185)and warehouse materials write-down reversal of $11 (Q1 2024 - $34), depreciation and amortization of $5,462 (Q1 2024 - $8,077), ilmenite costs and write-down of $2,220 (Q1 2024 - $47).

• The decrease seen in direct mine and production costs in Q1 2025 as compared with Q1 2024 reflects the 25% decrease in vanadium sold, as well as the impact of the Company's previously announced initiatives to reduce production costs and improve productivity and the impact of inventory write-downs in the current and prior periods. The inventory write-down in Q1 2025 includes a write-down of produced vanadium finished products of $11,206 and a write-down reversal of warehouse materials of $11. Of the total operating costs, $21,555 is related to the Sales & trading segment, $19,899 is related to the Mine properties segment and $1,023 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Vanadium unit costs:

	Three months ended
	March 31,	March 31,
	2025	2024
Cash operating costs per pound[1]	$6.80	$6.41
Cash operating costs excluding royalties per pound[1]	$6.54	$6.12
Adjusted cash operating costs excluding royalties per pound[1]	$3.88	$5.33

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound1 were $6.54 per lb in Q1 2025, compared with $6.12 for Q1 2024. The increase seen in Q1 2025 compared with Q1 2024 is largely due to lower sales volumes in Q1 2025 and a write-down of produced vanadium products of $11,206 (Q1 2024 - $4,526). Mining in lower grade ore zones also impacted the financial performance. Additionally, lower ore mined resulted in stoppages at the kiln and plant which also contributed to increased costs in Q1 2025. The Company has implemented a number of initiatives as part of its operational turnaround plan with the goal of reducing production costs and improving productivity. This includes prioritizing critical mine stripping activities and pushbacks at the Maracás Menchen Mine, these are essential steps for accessing higher-grade ore zones required for steady production in the second half of the year. Produced V2O5 equivalent sold decreased as compared with Q1 2024, with 4,206 (000s lb) sold in Q1 2025, as compared with 5,753 (000s lb) sold in Q1 2024.

_________________________

1 The cash operating costs per pound and cash operating costs excluding royalties per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MDA.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 4

• Professional, consulting and management fees in Q1 2025 decreased from Q1 2024 by 18%. The decrease is primarily due to reduced activity and headcount at LCE and lower insurance costs at Corporate. Of the total professional, consulting and management fee expense in Q1 2025, $544 related to the Sales & trading segment (Q1 2024 - $420), $535 related to the Mine properties segment (Q1 2024 -$462), $1,405 related to Corporate (Q1 2024 - $1,862), $735 related to Largo Clean Energy (Q1 2024 - $1,322) and $257 related to Largo Physical Vanadium (Q1 2024 - $146).

• Other general and administrative expenses in Q1 2025 decreased from Q1 2024 by 37%. The decrease is primarily attributable to the reduced headcount and activity at LCE. Of the total other general and administrative expenses in Q1 2025, $86 related to the Sales & trading segment (Q1 2024 - $177), $526 related to the Mine properties segment (Q1 2024 - $770), $829 related to Corporate (Q1 2024 -$619), $79 related to Largo Clean Energy (Q1 2024 - $859) and $42 related to Largo Physical Vanadium (Q1 2024 - $45).

• Share-based payments in Q1 2025 decreased by 62% from Q1 2024. The decrease was attributable to the Q1 2024 reversal of share-based payment expenditures on forfeited unvested stock options and restricted share units. The total in Q1 2025 was related to the Corporate segment (Q1 2024 - $290).

• Finance costs in Q1 2025 increased from Q1 2024 by 19% (or $339), which is primarily attributable to the increased level of borrowings in Q1 2025 as compared with Q1 2024.

• Technology start-up costs in Q1 2025 decreased from Q1 2024 by 82%. This is primarily attributable to a decrease in activities at LCE in Q1 2025 as the installation of its battery project nears conclusion.

• Share of net loss from investment in associate in Q1 2025 was $842. This is attributable to LCE's investment in Storion following the closing of the transaction.

• Comprehensive loss for Q1 2025 decreased from Q1 2024 by 95% after a decrease in the unrealized gain on foreign currency translation of 244%. The unrealized gain on foreign currency translation in Q1 2025 is primarily due to a weakening of the Brazilian real against the U.S. dollar by approximately 15% since March 31, 2024.

Non-recurring Items

• During Q1 2025, the Company recognized a net realizable value write-down of $11,216 for vanadium finished products (Q1 2024 - $4,185), a net realizable value write-down of $375 for ilmenite finished products (Q1 2024 - write-down reversal of $71) a net realizable value write-down reversal of $11 for warehouse materials (Q1 2024 - write-down reversal of $34). The total inventory write-down of $11,580 (Q1 2024 - $4,080) is included in operating costs (note 20).

• During Q1 2025, the Company recognized a write-down of vanadium assets of $267 (Q1 2024 - write-down reversal of $114).

• During Q1 2025, the Company recognized an increase in provisions in other general and administrative expenses of $347 (Q1 2024 - $491).

• During Q1 2025, the Company recognized a gain on disposal of interest in subsidiary of $5,179. Refer to note 6.

Cash Flows

• In Q1 2025, cash used in operating activities was $5,612, compared with cash provided by operating activities of $14,826 in Q1 2024. This movement is primarily due to a net decrease in working capital items of $19,214 and an increase in cash provided before working capital items of $1,224. The net movement in working capital items is largely driven by movements in amounts receivable and inventory.

• Cash used in financing activities in Q1 2025 was $1,330, compared with cash used in financing activities in Q1 2024 of $1,375.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 5

• Cash used in investing activities in Q1 2025 of $7,685 is a decrease from the $10,196 seen in Q1 2024. This is primarily due to cash proceeds received in connection with the closing of the Storion transaction in Q1 2025 (refer to note 6) and a decrease in capital expenditure at the Maracás Menchen Mine.

• The net change in cash in Q1 2025 was a decrease of $13,661, compared with an increase of $2,942 in Q1 2024.

Net income reconciliation

		Q1 2025
Total V2O5 equivalent sold	000s lbs	4,555	A
	tonnes[1]	2,066
Produced V2O5 equivalent sold	000s lbs	4,206	B
	tonnes[1]	1,908
Revenues per pound sold[2]	$/lb	$6.04	C
Cash operating costs per pound[3]	$/lb	$6.80	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

		Q1 2025
			A x C
Revenues - vanadium		$27,497	2,066 tonnes of V2O5 equivalent sold (Q1 2024 - 2,765 tonnes), with revenues per pound sold of $6.04 (Q1 2024 - $6.91)

Revenues - ilmenite		738	Note 19
Cash operating costs		(28,585)	B x D
			Global recovery of 77.8% (Q1 2024 - 70.5%)
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV recognized on sale of FeV)	(2,991)		Note 20 574 tonnes of produced FeV sold

Product acquisition costs (costs incurred in purchasing products from 3rd parties recognized on sale of products)	(2,357)		Note 20 158 tonnes of V2O5 equivalent of purchased products sold, compared with 156 tonnes in Q1 2024 with a cost of $2,050

Distribution costs	(1,577)		Note 20

Depreciation	(5,462)		Note 20

Other inventory write-down (expense) reversal	1

Movement in legal provisions	(347)		Included in "other general and administrative expenses"

Ilmenite costs	(2,220)		Note 20
		(14,953)

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 6

		Q1 2025

Commercial & Corporate costs
Professional, consulting and management fees	(1,929)
			Note 16 (Sales & trading plus Corporate)

Other general and administrative expenses	(915)

Share-based payments	(110)
		(2,974)

Clean Energy		3,393	Note 16 (excluding finance costs, foreign exchange and interest income)

LPV		(299)	Note 16 (excluding finance costs, foreign exchange and interest income)

Titanium project		(88)	Note 16 - "other"
Foreign exchange gain		5,791
Finance costs		(2,151)
Interest income		121
Write-down of vanadium assets		(267)
Exploration and evaluation costs		(44)

Net loss before tax		(11,821)
Income tax expense		(50)
Deferred income tax recovery		2,666

Net loss		$(9,205)

Note references in the table above refer to the note disclosures contained in the Q1 2025 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 equivalent production in Q1 2025 of 1,297 tonnes was 25% lower than the 1,729 tonnes produced in Q1 2024 and 27% lower than the 1,775 tonnes produced in Q4 2024. Production in January 2025 was 392 tonnes, with 503 tonnes produced in February and 402 tonnes produced in March, for a total of 1,297 tonnes of V2O5 equivalent produced. Production was impacted from mining lower-grade ore zones, reduced equipment availability and operational adjustments related to the kiln refractory replacement completed in Q4 2024.

• The ilmenite plant ramp up continued in Q1 2025 with production of 6,162 tonnes, 40% lower than the 10,292 tonnes produced in Q4 2024. Ilmenite production was 2,354 tonnes in January, 598 tonnes in February and 3,210 tonnes in March. lmenite production was impacted by ore quality and ongoing circuit upgrades aimed at improving concentrate performance. The Company continues to refine its processes to improve efficiency and throughput, with further optimization efforts underway as operations stabilize and quality enhancements take effect.

• Vanadium production quantities and non-GAAP unit cost measures are summarized in the following table:

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 7

					Adjusted cash
		Production	Average Quarterly	Cash operating costs	operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb	per pound[3] $/lb
Q1 2025	1,297	2,859,392	$5.26	$6.54	$3.88
Q4 2024	1,775	3,910,996	$5.34	$3.67	$3.05
Q3 2024	3,072	6,772,593	$5.71	$3.12	$3.08
Q2 2024	2,689	5,928,223	$5.93	$5.97	$4.20
Q1 2024	1,729	3,811,788	$6.44	$6.12	$5.33
Q4 2023	2,768	6,102,388	$6.46	$5.44	$5.04
Q3 2023	2,163	4,768,593	$8.03	$5.44	$5.44
Q2 2023	2,639	5,817,992	$8.46	$5.18	$5.18

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q1 2025 was 77.8%, an increase of 10.4% from the 70.5% achieved in Q1 2024 and 0.1% lower than the 77.9% achieved in Q4 2024. The global recovery in January 2025 was 71.1%, with 83.0% achieved in February and 78.4% achieved in March.

• In Q1 2025, the Company produced 520 V2O5 equivalent tonnes of high purity products, including 451 tonnes of high purity V2O5 and 69 tonnes of high purity V2O3 (V2O5 equivalent). This represented 40% of the total quarterly production, but was 39% lower than the high purity production in Q1 2024.

• The total ore mined in Q1 2025 was 446,614 tonnes, 6% lower than Q4 2024 and 26% lower than the 604,231 tonnes mined in Q1 2024. The effective grade of ore mined in Q1 2025 was 0.41%, down from the 0.49% seen in Q4 2024 and down from the 0.53% seen in Q1 2024.

• In Q1 2025, the Company announced key actions and priorities that are underway to successfully execute the Company's operational turnaround plan including, but not limited to, initiating a turnaround program with its mining contractor, improving drilling efficiency and ore production rates, optimizing pit access and streamlining material handling processes and working with geotechnical experts to optimize mining practices. These actions are expected to improve efficiencies and productivity as well as strengthen cost management.

• Subsequent to Q1 2025, production in April 2025 was 481 tonnes of V2O5 equivalent and 1,833 tonnes of ilmenite concentrate.

Selected Quarterly Information

For Q1 2025, the Company recorded a net loss of $9,205, compared with a net loss of $13,006 for Q1 2024. This movement was primarily attributable to a 15% decrease in operating costs and a 33% decrease in revenues and a gain on disposal of interest in subsidiary of $5,179. The increase in total assets in Q1 2025 from Q4 2024 is primarily due to increases in receivables, mine properties, plant and equipment and the recognition of the investment in Storion.

Summary financial information for the eight quarters ended March 31, 2025, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 8

			Basic Loss per	Diluted Loss per		Non-current
Period	Revenue	Net Loss	Share	Share	Total Assets	Liabilities
Q1 2025	$28,235	$(9,205)	$(0.14)	$(0.14)	$324,250	$29,563
Q4 2024	24,268	(12,990)	(0.19)	(0.19)	318,668	33,181
Q3 2024	29,906	(10,086)	(0.16)	(0.16)	343,698	73,862
Q2 2024	28,559	(14,483)	(0.23)	(0.23)	337,040	77,383
Q1 2024	42,187	(13,006)	(0.20)	(0.20)	360,929	78,845
Q4 2023	44,170	(13,301)	(0.21)	(0.21)	381,621	83,367
Q3 2023	43,983	(11,884)	(0.19)	(0.19)	372,246	63,264
Q2 2023	53,110	(5,966)	(0.09)	(0.09)	393,319	54,582

2025 Guidance

The Company has committed a significant proportion of its monthly production in 2025 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®.

The Company's Maracás Menchen Mine continued operations during Q1 2025. In Q2 2025, the Company will prioritize critical mine stripping activities and pushbacks at the Maracás Menchen Mine, essential steps for accessing higher-grade ore zones required for steady production in the second half of the year. As a result of these measures, short-term production will be temporarily impacted, subsequently affecting the timing of sales commitments and deliveries in Q2 2025 as well as in the second half of 2025. The Company has updated its annual guidance for V2O5 equivalent production and sales to reflect these anticipated impacts, as detailed in the table below. The Company has maintained its annual cost guidance range for 2025 but does expect unit costs above annual guidance in Q2 2025. Annual production and sales guidance for ilmenite has been maintained for 2025.

The Company continues to monitor ongoing geopolitical uncertainties and the impact that these may have on the Company's operations, sales and guidance for 2025. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2024 for the full discussion of the Company's Risks and Uncertainties. The Company's 2025 revised guidance is presented on a "business as usual" basis.

2025 Guidance
Annual V2O5 equivalent production	tonnes	8,500 - 10,500
Annual V2O5 equivalent sales[1]	tonnes	6,500 - 8,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	4.50 - 5.50

Annual ilmenite concentrate production	tonnes	25,000 - 35,000
Annual ilmenite concentrate sales	tonnes	20,000 - 30,000

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $8,661 were capitalized to mine properties, plant and equipment during Q1 2025 (year ended December 31, 2024 - $38,588), including $6,766 of capitalized waste stripping costs (2024 - $17,556).

The production of 1,297 tonnes of V2O5 equivalent in Q1 2025 was 25% lower than the 1,729 tonnes of V2O5 equivalent produced in Q1 2024. In Q1 2025, 446,614 tonnes of ore were mined with an effective grade of 0.41% of V2O5. The ore mined in Q1 2025 was 26% lower than in Q1 2024. The Company produced 53,245 tonnes of concentrate with an effective grade of 2.86%.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 9

Production in Q1 2025 was lower than anticipated, primarily due to impacts from mining lower-grade ore zones, reduced equipment availability, and operational adjustments related to the kiln refractory replacement completed in Q4 2024. The Company has implemented several critical initiatives as part of their operational turnaround plan aimed at addressing operational challenges, enhancing productivity, and strengthening cost controls including but not limited to optimizing the overall efficiency of the kiln moving forward.

Over the coming months, the Company will prioritize critical mine stripping activities and pushbacks at the mine, essential steps for accessing higher-grad ore zones required for steady production in the second half of the year. In Q1 2025, the total mined material and total waste moved are 21% and 32% higher than in Q1 2024, respectively.

	Q1 2025	Q1 2024
Total Ore Mined (tonnes)	446,614	604,231
Ore Grade Mined - Effective Grade[1] (%)	0.41	0.53
Total Mined - Dry Basis (tonnes)	3,933,242	3,243,492

Total Ore Milled (tonnes)	294,514	274,383
Effective Grade of Ore Milled (%)	0.53	0.82
Concentrate Produced (tonnes)	53,245	74,986
Grade of Concentrate (%)	2.86	2.90
Contained V2O5 (tonnes)	1,522	2,173

Crushing Recovery (%)	93.6	92.6
Milling Recovery (%)	97.3	96.8
Kiln Recovery (%)	87.8	85.3
Leaching Recovery (%)	99.7	98.7
Chemical Plant Recovery (%)	97.6	93.4
Global Recovery[2] (%)	77.8	70.5

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	1,297	1,729
High Purity V2O5 Equivalent Produced (tonnes)	520	847

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q1 2025, the Company completed 2 diamond drillholes (180 metres) to verify the limits of the 2024 pit design and to confirm the ore layers between the Campbell Pit and Gulçari A South ("GAS"). The results of this campaign confirmed the interpretation of ore layers in the area investigated.

The Company aims to drill in the southern limit of the pit in Q2 2025. During Q1 2025, limited availability of the rig was responsible for the reduced drilling campaign.

During Q1 2025, the Company completed 26 reverse circulation Drilling (1,203 metres). This was the conclusion of the campaign started in Q4 2024 with the objective of improving the short-term geological model and investigating the continuity of the main ore body to the south.

The Campbell Pit geological model was updated in Q1 2025 and delivered to the mine planning team. In this model will include all information generated in Q1 2025, including drilling, sampling, and mapping. This model will continue to be updated quarterly and will assist with mine planning activities

In Q1 2025, the Company continues to work with geotechnical experts to identify improvements in mining operations. The consultant finalized their evaluation of excavation parameters, procedures and processes to identify improvements to slope stability in the Campbell Pit. The Company is commencing a review of the studies to define a new sectors of the pit with the new indicated parameters.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 10

During Q1 2025, the Company implemented the second geotechnical monitoring radar. As a result, the whole pit is monitored on a continuous basis. This system aims to alert the operational team of any geotechnical event to avoid any harm to personnel or equipment.

Clean Energy

Recent Developments

The VCHARGE vanadium flow battery deployment for Enel Green Power España ("EGPE") completed all aspects of the factory acceptance tests, and the full test report was provided to EGPE. The site acceptance tests have been completed and signed off by EGPE. Final acceptance of the system by EGPE is expected during Q2 2025 once minor hot commissioning activities have been completed.

The Company announced, on the Closing Date, that it had successfully closed the transaction with Stryten for the establishment of Storion. Each of LCE and Stryten contributed certain of their vanadium flow battery- related assets and liabilities to Storion and Stryten paid $1,000 in cash directly to LCE and will contribute a total of $6,000 in cash to Storion over time for the purpose of funding Storion's operations. In addition, 13 employees of LCE moved to Storion on the Closing Date, resulting in a reduced headcount at LCE at the end of Q1 2025.

Storion has commenced operations and is working to qualify their electrolyte product with potential customers. Storion has assumed the role of safekeeper for LPV's vanadium assets and is currently negotiating the operating and maintenance agreement with EGPE once final acceptance is completed.

Financial Instruments

Financial assets and financial liabilities at March 31, 2025 and December 31, 2024 were as follows:

	March 31,	December 31,
	2025	2024
Cash	$8,445	$22,106
Restricted cash	382	530
Trade and other receivables	14,060	5,499
Accounts payable and accrued liabilities (including non-current)	39,463	31,270
Debt	92,115	92,280

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity and Capital Resources

The Company's continuance as a going concern is dependent on its ability to achieve profitable levels of operations.

At December 31, 2024, the benchmark price per lb of V2O5 was between $5.00 and $5.73. This decreased to a range of between $4.95 and $5.58 at March 31, 2025, with an average of approximately $5.26 for Q1 2025, compared with approximately $5.34 for Q4 2024 and $6.44 for Q1 2024.

The average European benchmark price per lb of V2O5 was approximately $5.15 and the average European benchmark price per kg of FeV was approximately $24.13 for April 2025. At the date of the MD&A, the market price of V2O5 was in a range of $5.10 to $5.30 per lb and the market price of FeV was in a range of $24.00 to $24.70 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At March 31, 2025, the Company's debt balance was $92,115.

The Company incurred a net loss of $9,205 for the three months ended March 31, 2025 (three months ended March 31, 2024 - $13,006) and had a working capital deficit (current assets less current liabilities) of $54,737 (March 31, 2024 - deficit of $20,972), which includes $78,365 in debt maturing within the next twelve months. The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have declined by over 23%, which has a significant impact on the Company's cash flows. The Company has implemented changes to address underlying operating issues and announced an operational turnaround plan and additional cost optimization incentives at its Maracás Menchen Mine that the Company believes are required in order to generate positive cash flows from operating activities. There can be no assurance that these initiatives will be successful.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 11

The Company will require additional sources of capital to repay its liabilities and fund operations. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to material uncertainties surrounding future vanadium prices, the Company achieving positive cash flows from operating activities within the next twelve months if current vanadium prices persist or decline, and the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months, it is not possible to predict the success of the Company's efforts in this regard. These factors indicate the existence of material uncertainties that cast substantial doubt about the Company's ability to continue as a going concern.

Credit facilities

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 12

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

The Company received cash proceeds of $13,893 and made repayments of $14,058 in relation to the two inventory financing agreements above during Q1 2025.

Capital resources

At March 31, 2025, the Company had an accumulated deficit of $134,701 since inception (December 31, 2024 - $126,496) and had a net working capital deficit of $54,737 (December 31, 2024 - deficit of $20,972) (defined as current assets less current liabilities). At March 31, 2025, the total amount due within 12 months on the Company's debt was $78,365 (December 31, 2024 - $74,780).

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2025 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$39,463	$-	$-	$-
Debt	24,615	53,750	13,750	-
Operating and purchase commitments	4,563	515	34	3
	$68,641	$54,265	$13,784	$3

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $8,445 (December 31, 2024 - $22,106). Refer to note 17 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At March 31, 2025, there were 64,112 common shares of the Company outstanding. At the date of this MD&A, there were 64,128 common shares of the Company outstanding.

At March 31, 2025, under the share compensation plan of the Company, 67 RSUs were outstanding and 1,775 stock options were outstanding with exercise prices ranging from C$2.51 to C$19.52 and expiry dates ranging between March 24, 2026 and August 13, 2029. If exercised, the Company would receive proceeds of C$7,817. The weighted average exercise price of the stock options outstanding is C$4.41.

As of the date of this MD&A, 33 RSUs and 1,662 stock options were outstanding with stock option exercise prices ranging from C$2.51 to C$19.52 and expiry dates ranging between March 24, 2026 and August 13, 2029.

At March 31, 2025, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. The Company would receive proceeds of C$4,264 if they were exercised.

As of the date of this MD&A, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions with Related Parties

The Q1 2025 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2024 except for the impacts of the Storion transaction as detailed in note 6. The Company had transactions with related parties during Q1 2025. Refer to note 15.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 13

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At March 31, 2025, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $983 and all payable within one year. These contracts also require that additional payments of up to approximately $1,304 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 454 tonnes of V2O5 the third party produces in 2025, with the Company having a right of first refusal over additional amounts.

LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under four leases of office space which expire between May 31, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $84, including $48 due within one year.

At the Company's Maracás Menchen Mine and at LCE, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered at March 31, 2025 of $4,047.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at March 31, 2025, the Company recognized a provision of R$16,058 ($2,593) in the current portion of provisions (December 31, 2024 - $2,593). Refer to note 17. At March 31, 2025, the Company recognized a total provision of $3,060 for legal proceedings (December 31, 2024 - $3,060), including a provision of $466 (December 31, 2024 - $466) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted at December 31, 2024 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2024 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2024 evaluation, there have been no material changes to the Company's DC&P.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 14

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that at December 31, 2024, the Company's ICFR was effective.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2024 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q1 2025 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2024, except for any changes as disclosed in note 3.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 15

Non-GAAP2 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31,	March 31,
	2025	2024
Revenues - V2O5 produced[1]	$12,133	$21,558
V2O5 sold - produced (000s lb)	2,119	3,113
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.73	$6.93

Revenues - V2O5 purchased[1]	$-	$988
V2O5 sold - purchased (000s lb)	-	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$5.61

Revenues - V2O5[1]	$12,133	$22,546
V2O5 sold (000s lb)	2,119	3,289
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.73	$6.85

Revenues - V2O3 produced[1]	$1,296	$6,203
V2O3 sold - produced (000s lb)	165	668
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$7.85	$9.29

Revenues - FeV produced[1]	$11,712	$12,249
FeV sold - produced (000s kg)	574	569
FeV revenues per kg of FeV sold - produced ($/kg)	$20.40	$21.53

___________________________________________________________
2 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 16

	Three months ended
	March 31,	March 31,
	2025	2024
Revenues - FeV purchased[1]	$2,356	$1,120
FeV sold - purchased (000s kg)	105	51

FeV revenues per kg of FeV sold - purchased ($/kg)	$22.44	$21.96

Revenues - FeV[1]	$14,068	$13,369
FeV sold (000s kg)	679	620
FeV revenues per kg of FeV sold ($/kg)	$20.72	$21.56

Revenues[1]	$27,497	$42,118
V2O5 equivalent sold (000s lb)	4,555	6,096
Revenues per pound sold ($/lb)	$6.04	$6.91

1. Year ended as per note 19.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2025 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 17

	Three months ended
	March 31,	March 31,
	2025	2024
Operating costs[1]	$42,477	$49,707
Professional, consulting and management fees[2]	535	462
Other general and administrative expenses[3]	179	279
Less: ilmenite costs and write-down[1]	(2,220)	(47)
Less: conversion costs[1]	(2,991)	(2,023)
Less: product acquisition costs[1]	(2,357)	(2,050)
Less: distribution costs[1]	(1,577)	(1,818)
Less: inventory write-down[4]	1	446
Less: depreciation and amortization expense[1]	(5,462)	(8,077)
Cash operating costs	$28,585	$36,879
Less: royalties[1]	(1,072)	(1,673)
Cash operating costs excluding royalties	$27,513	$35,206
Less: vanadium inventory write-down[5]	(11,206)	(4,526)
Adjusted cash operating costs excluding royalties	16,307	30,680
Produced V2O5 sold (000s lb)	4,206	5,753
Cash operating costs per pound ($/lb)	$6.80	$6.41
Cash operating costs excluding royalties per pound ($/lb)	$6.54	$6.12
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.88	$5.33

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the increase in legal provisions of $347 (for Q1 2025) as noted in the "other general and administrative expenses" section on page 6 of this MD&A.

4. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $10 for the three months ended March 31, 2025 ($nil in the same prior year period).

5. As per note 5 for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2025 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 18

	Three months ended
	March 31,	March 31,
	2025	2024
Net loss	$(9,205)	$(13,006)
Foreign exchange gain (loss)	(5,791)	911
Share-based payments	110	290
Finance costs	2,151	1,812
Interest income	(121)	(306)
Income tax expense	50	22
Deferred income tax recovery	(2,666)	(5,329)
Depreciation[1]	5,683	8,724
EBITDA	$(9,789)	$(6,882)
Inventory write-down[2]	11,580	4,080
Write-down of vanadium assets	267	(114)
Movement in legal provisions[3]	347	491
Gain on disposal of interest in subsidiary	(5,179)	-
Adjusted EBITDA	$(2,774)	$(2,425)
Less: Clean Energy Adjusted EBITDA	1,778	2,484
Less: LPV Adjusted EBITDA	299	191
Mining Operations Adjusted EBITDA	$(697)	$250

1. As per the consolidated statements of cash flows.

2. As per note 5.

3. As per the "non-recurring items" section on page 7 of this MD&A.

	Three months ended
	March 31,	March 31,
	2025	2024
Clean Energy
Net profit (loss)	$3,391	$(2,940)
Foreign exchange gain (loss)[1]	-	12
Finance costs[1]	2	11
Depreciation[2]	8	433
Clean Energy EBITDA	$3,401	$(2,484)
Gain on disposal of interest in subsidiary	(5,179)	-
Clean Energy Adjusted EBITDA	$(1,778)	$(2,484)

1. As per note 16.
2. As per note 6.

	Three months ended
	March 31,	March 31,
	2025	2024
LPV
Net loss[1]	$(575)	$(93)
Foreign exchange gain (loss)[1]	(10)	2
Finance costs[1]	19	21
Interest income[1]	-	(7)
LPV EBITDA	$(566)	$(77)
Write-down of vanadium assets[1]	267	(114)
LPV Adjusted EBITDA	$(299)	$(191)

1. As per note 16.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 19

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its vanadium flow battery activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2024, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc.

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant and/or a titanium plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the delivery and acceptance of the EGPE project in 2025, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions and the success of LPV's strategic initiatives.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 20

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or with respect to the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's investment in vanadium flow battery technology; that the Company's current plans for ilmenite and titanium dioxide pigment can be achieved; the Company's sales and trading arrangements will not be affected by the evolving geopolitical landscape; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed vanadium flow battery technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; trade regulation, tariffs and other trade barriers; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2024 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 21

Forward-looking Statements	Assumptions	Risk Factors
The Q1 2025 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $92,115. Refer to note 10.
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2025. 2025 Production Guidance: 8,500 - 10,500 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2025 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 22

Forward-looking Statements	Assumptions	Risk Factors
2025 Costs Guidance: Cash operating costs excluding royalties per pound $4.50 - $5.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 23

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer under United States securities laws that files its annual report on form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Measured Mineral Resources", "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management's Discussion and Analysis for the Three Months Ended March 31, 2025 24